FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2016

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

CNPJ/MF 47.508.411/0001-56

NIRE 35.300.089.901

INFORMATION ON CAPITAL INCREASE DUE TO THE COMPANY’S STOCK OPTION PLAN APPROVED BY THE BOARD OF DIRECTORS IN MEETING HELD ON MARCH 22ND, 2016

In compliance with article 30 of CVM Rule No 480/09, as amended, the Company hereby provides the information required in the Exhibit 30-XXXII of such Rule, regarding the capital increase approved by the Company’s board of directors on March 22nd, 2016, due to the exercise of stock options granted to certain employees under the Company’s stock option plans, as follows:

1.         Date of the shareholders meeting in which the stock option plan was approved

On May 9, 2014 our shareholders approved, in an Extraordinary Shareholders Meeting (i) discontinuing the Stock Option Plan “Ações com Açúcar” (“Former Stock Option Plan”), which had been approved in an Extraordinary Shareholders Meeting held on December 20, 2006, regarding the granting of new stock options, without prejudice to stock options already granted which remained in force under the same terms and conditions; (ii) the creation of a Stock Option Plan and its standard option agreement (“Stock Option Plan”); and (iii) the creation of a Compensation in Stock Option Plan and its standard option agreement (“Compensation Plan”, alongside with the Old Stock Option Plan and the Stock Option Plan, the “Plans”). The Stock Option Plan and the Compensation Plan had amendments to them approved at the Annual and Special General Meeting held on April 24th, 2015. All shares issued in the capital increase approved herein derive from the Plans.

2.         Amount of the capital increase and new capital stock

The approved capital increase is of R$ 105,148.26 (one-hundred and five thousand one-hundred forty-eight Reais and twenty-six cents).

The Company’s capital stock after the increase sums up to the total amount of R$ 6,806,474,936.95 (six billion eight-hundred six million four-hundred seventy-four thousand nine-hundred thirty-six Reais and ninety five cents).

3.         Number of shares issued of each type and class

This capital increase comprises the issuance of two thousand eight-hundred seventy-two (2,872) preferred shares.

4.         Issuance price of the new shares

(i)                      exercise of series A6 Silver: R$ 64.13

(ii)                     exercise of series A6 Gold: R$ 0.01

(iii)                    exercise of series A7 Silver: R$ 80.00

(iv)                    exercise of series A7 Gold: R$ 0.01

5.         Price of each type and class of the issuer’s shares in the markets in which they are traded:

Preferred Shares (PCAR4)

a)            minimum, average and maximum price in each year for the last three (3) years

	2015	2014	2013
Average	R$ 74.98	R$ 103.46	R$ 102.20
Maximum	R$ 102.69	R$ 115.00	R$ 114.70
Minimum	R$ 41.19	R$ 92.30	R$ 88.67

2

b)            minimum, average and maximum price in each quarter of year for the last two (2) years

	4Q15	3Q15	2Q15	1Q15	4Q14	3Q14	2Q14	1Q14
Average	R$ 50.09	R$ 65.43	R$ 90.71	R$ 93.74	R$ 103.12	R$ 109.80	R$ 104.49	R$ 96.41
Maximum	R$ 58.80	R$ 75.30	R$ 102.69	R$ 98.90	R$ 112.00	R$ 115.00	R$ 109.09	R$ 103.65
Minimum	R$ 41.19	R$ 48.76	R$ 73.30	R$ 88.47	R$ 95.80	R$ 102.39	R$ 99.95	R$ 92.30

c)            minimum, average and maximum price in each month for the last six (6) months

	feb/16	jan/16	dec/15	nov/15	oct/15	sep/15
Average	R$ 41.12	R$ 36.05	R$ 45.17	R$ 52.90	R$ 52.23	R$ 57.56
Maximum	R$ 43.62	R$ 40.67	R$ 48.38	R$ 54.52	R$ 58.80	R$ 64.40
Minumum	R$ 38.00	R$ 32.90	R$ 41.19	R$ 49.00	R$ 49.76	R$ 48.76

d)            average price for the last ninety (90) days

Average	R$ 40.93

Common Shares (PCAR3)

The last trading involving ordinary shares issued by the Company was registered in March 21st, 2016, at a price of R$ 49.84.

6.         Percentage of potential dilution resulting from the issuance

Percentage of dilution of 0.46%

3

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: March 23, 2016	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.